CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
July 13, 2007
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 Form 8-K Date April 26, 2007 File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated June 15, 2007 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on March 1, 2007
Item I. Business
Sales and Distribution, page 8
1 — We note your response to comment 1 where you indicate that the Company does not directly operate in the Middle East but instead sells product and support services through two third party distributors in Israel and the United Arab Emirates. To the Company’s knowledge, do these distributors sell your product and services to any customers in the Middle East and if so, tell us in which countries they sell your products and services.
The Company’s distributor in Israel has the right to resell our products within Israel only, while our distributor in the United Arab Emirates (UAE) has the right to resell our products in Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, UAE and Yemen. During 2006, all resells by our UAE distributor were to end-users in the UAE.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
Note One: Summary of Significant Accounting Policies
Revenue Recognition, page 61
2 — With regards to the information provided in your response to comment 3, please explain the following:
•	We note that the list price for your technical support services approximates the midpoint of the range. We further note that your list prices reflect such factors as volume and partner discounts as well as various geographic price differences. Please tell us whether a separate analysis of VSOE is prepared for each geographic region. If not, tell us how you determine that 80% of your transactions are priced within +/- 15% of your list price (the midpoint range in your analysis) as it appears from your response that the list price varies from region to region.

A separate VSOE analysis is prepared for each geographic region in which we operate.

•	We note that the Company’s analysis includes all renewal transactions above $100,000 in North America and $50,000 in most foreign jurisdictions (your “large dollar analysis”). We further note that the Company takes a sample of the small dollar transactions and extrapolates the results to the entire smaller dollar population for inclusion in your overall statistics. Tell us what percentage of the Company’s technical support revenues are generated from large dollar transactions (as defined in your analysis) and what percentages are generated from small dollar transactions. Also, tell us what percentage of your small dollar transactions are included in the population used in your analysis.

Approximately 67 percent of the Company’s technical support revenues are generated from large dollar transactions with the remaining 33 percent generated from small dollar transactions. A sample size of 400 transactions of the entire small dollar transaction population, or 3.5 percent was sampled, with the results extrapolated to the 11,400 total small dollar transactions included in the analysis.
3 — We note your response to comment 7 and your analysis pursuant to EITF 99-19 in determining that net revenue recognition is appropriate for your messaging services. With regards to the information provided, please explain the following:
•	You indicate that the Company is not the primary obligor; however, it appears that your analysis was based on whether you were the primary obligor to the mobile phone user. Considering you contract with the mobile operator, tell us your consideration of the “primary obligor” criteria as it relates to your arrangement with your customer and not the mobile operator’s customer.

As is noted in the Company’s disclosures on page 62 of its Form 10-K for 2006, it has determined that the delivery of premium content should be accounted for on a net basis pursuant to EITF 99-19. Other messaging revenue (e.g., person to person messaging and enterprise messaging) is accounted for on a gross basis.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
To answer the question above, the Company first provides some background on the nature of the underlying business relationships and contractual obligations within its Sybase 365 premium content messaging business.

The Company has an extensive network of connections with mobile operators (mobile telecommunication providers) that enables it to provide network connectivity between more than 700 mobile operators and their subscribers for the delivery of mobile messages and mobile messaging services including the delivery of premium content (e.g. third party ring-tones). The delivery of premium content is supported by two key contractual relationships.

•	Contracts with mobile operators to deliver premium content. Certain contracts (covering approximately 120 of the 700 mobile operators noted above) allow the Company to deliver unspecified third party premium content into the mobile operator’s network when ordered by the mobile operator’s subscribers. These contracts do not specify or limit the content to be provided, merely establish the framework and cash flow structure for any content delivered by the Company into the mobile operator’s network.

These contracts specify the payments the Company will receive for the delivery of such content as a percentage of the price charged to the subscriber. There is no differentiation within this fee structure based on the specific content provided with the contract merely specifying the per transaction rate for premium content that is delivered into the mobile operator’s network. Any and all premium content supplied would be under the same terms.

•	Contracts with premium content providers to deliver their content. Because of its global reach in providing connectivity to subscribers within a large number of global operators (the 120 mobile operators detailed above) the Company attracts content providers interested in providing premium content to the subscribers of mobile operators with whom the Company contracts.

In the case of premium content messaging, the Company views its customer as the content provider not the mobile operators. Content providers generally contract with the Company for the delivery of premium content to all available mobile operators within a designated country or countries. The Company then acts as a network service provider enabling such content providers to deliver content to subscribers in the relevant country or countries through its contracts with the mobile operators.

Under these contracts, the Company does not license the premium content nor alter the content in any way before delivering it into the mobile operator’s network. The

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
content provider is solely responsible for marketing the premium content to subscribers and remains liable and responsible for the content at all times.
The contract between the content provider and the Company specifies how the payments received from the mobile operator will be allocated between the content provider and the Company. The amount retained by the Company is generally listed as a percentage of the amount received from the mobile operator. In a few instances it is stated as a fixed amount per piece of content delivered. The Company reports as revenue the portion of the fees it retains from the mobile operators. Typically, the Company retains from 6 percent to 9 percent of the payments received from mobile operators with the remainder forwarded to the content providers.
The content provider selects the price to be charged to the subscribers from possible price points preset by the mobile operators (for example, the content provider could chose between eight different predetermined price points applicable to any and all premium content providers through any and all channels). In various instances, the maximum fee charged to subscribers is set by local governmental regulation.
The content provider advertises the availability of their specific content to the general public through print, television, radio, etc. This advertising would specify the short-code to be entered by the subscriber to obtain the specific content and the mobile operator’s networks on which the content is available. This advertisement would also specify the content provider as the licensor or provider of the content. Customer satisfaction issues are addressed between the content provider and the subscriber.
In instances where the Company delivers premium content, it does not believe that it is the primary obligor to the mobile operator in the arrangement as defined by EITF 99-19 for the following reasons:
•	The Company does not license the premium content, but merely delivers it to the mobile operator for transmission to the ultimate licensee (the mobile operator’s subscriber).

•	The content provider is responsible for the acceptability of the content or product.

•	All advertising and marketing of the content is done by the content provider.

•	The Company acts as a conduit in a transaction between the mobile subscriber and the content provider. The contracts the Company has with both content providers and mobile operators effectively makes the Company an agent or broker who facilitates the delivery of content for what equates to a fixed fee.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
•	You indicate that the Company does not have any discretion in supplier selection as the mobile phone user selects the provider from which they purchase content. Does the Company not have discretion in selecting which content provider you choose to contract with and which company will provide content to your customer (the mobile operator)? If so, then please explain further why you do not believe the Company meets this criteria.

The Company could select not to contract with a content provider and in that sense does have discretion in supplier selection. That said, the Company’s contracts with the mobile operators allow it to deliver any and all content (ordered by the mobile operator’s subscribers) within the mobile operator’s network. Its contracts with content providers are not exclusive to or between any specific content or type of content, and in many instances the Company will deliver very similar content from different content providers into the same mobile carrier. Additionally, the mobile operators may have contracts with other companies similar to the Company for the delivery of premium content.

From a business standpoint the Company views the mobile operators as suppliers or vendors to the Company, supplying us with a channel to subscribers needed by our customer the content providers. It is only the content providers’ willingness to contract with the Company which controls whether the content is available for delivery to the mobile operator and ultimately the mobile operator’s subscribers.

A short example is provided to illustrate the business.

Sybase has a contract with mobile operator A that allows for the delivery of premium content to mobile operator A’s subscribers. The contract with mobile operator A specifies that Sybase will receive 50 percent of the proceeds collected from a subscriber for mobile content delivered by Sybase.

Sybase also has contracts with content providers B and C to deliver various ring tones to several mobile operators including operator A. The contract with content provider B specifies that Sybase will receive 9 percent of the amount collected from a mobile operator relating to the provision of premium content, while the contract with content provider C specifies that Sybase will receive 7.5 percent.

Choosing between the price points established by mobile operator A, content provider B sets the price for their ring tones at $2.00 each while content provider C sets the price for their ring tones at $2.50 each. Both content provider B and C advertise the availability of their ring tones along with the short code applicable to each ring tone.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
A subscriber of mobile operator A chooses between the specific ring tones available from content providers B and C as well as a range of other ring tones available from content providers whose rings tones are not delivered by the Company. The subscriber selects a ring tone from content provider B and enters the applicable short code unique to that ring tone and content provider. This short code is delivered from mobile operator A to Sybase and on to content provider B who sends the ring tone content back through the reverse route.

Mobile operator A collects $2.00 from its subscriber and remits $1.00 to the Company, who upon payment remits $0.91 to content provider B. Sybase reports $0.09 of revenue associated with this transaction.

Throughout the transaction the specific content delivered, the content provider used and the actual cash flows are base solely on the unique text code entered by the subscriber.

•	You indicate that the Company does not have latitude in establishing prices charged to the mobile phone users, however, it is not clear how you considered what latitude you have, if any, in negotiating the fees you will receive from the mobile operators. Please explain.

It is the Company’s experience that it effectively has no latitude in negotiating the payments that it and ultimately its content provider receive for premium content. In the contracts between the Company and mobile operators allowing for the delivery of premium content, the pricing terms are set by mobile operators. These terms would specify the percentage of the fee charged to the subscriber that is remitted to the Company by that operator. The Company can elect to accept the payment terms and enter into the contract, or decide to reject the terms by electing not to enter into the contract. The payment terms themselves are effectively non negotiable.

•	You indicate that the Company does not assume credit risk as there is payment obligation to the content provider only to the extent that the Company receives payment from the carrier. Tell us if the content provider is a party to the contract between the Company and the mobile operators. Please confirm that if content is delivered to a mobile phone user and for arguments sake, the Company is never paid by the mobile operator, you have no obligation to reimburse the content provider for their services.

The content provider is not a party to the contract between the Company and the mobile operators. We confirm that the contracts between the Company and its content providers specify that the Company will only make payment to a content provider where it has received payments from the mobile operator(s). If it is not paid by the mobile operators, the Company has no obligation to remit payments to the content providers for their content.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
•	We note that you recognize revenue net of the amount paid to the content provider. Please tell us what costs are included in costs of message revenues. Please provide a breakdown of such costs by the revenues to which they relate (content delivery, set-up fees, etc.) and quantify the revenues and applicable costs in your response.

Cost of messaging revenues primarily includes call termination (i.e., delivery) fees, short code fees, and the costs of our operation centers including people, equipment, data center fees, and telecommunication expenses. The costs of the operation centers are not separately tracked for the various revenue streams. Along with other responsibilities, individuals within the operation centers would be responsible for setting up and maintaining network connections.

The Company’s total messaging revenues and costs of message revenues reported in its 2006 10-K for the period from November 8, 2006 (date of acquisition) through December 31, 2006 are as follows (amounts in 000’s):

Note: The Company has requested confidential treatment under Rule 83 for the information redacted below. [ ]
Call termination fees are the costs charged by certain mobile operators to deliver (i.e., terminated) messages into their networks. Short code fees are fees paid to third parties to obtain short codes for specified premium content.
Note Four: Goodwill and Other Purchased Intangibles, page 69
4 — We note your response to comment 9 and we have the following additional comments:
•	We note the breakdown provided of the estimated useful lives and net book value for the purchased technology and customer lists at December 31, 2006 and 2005. Please provide a similar breakdown of the gross carrying amounts of these intangible assets.
The breakdown of the gross carrying amounts of purchased technology as of December 31, 2006 and 2005 and accumulated amortization and net book values as of December 31, 2006 is as follows (000’s):

		December 31, 2006
	December 31, 2005	Gross
	Gross Carrying	Carrying	Accumulated	Net Book
Estimated Useful Life	Value	Value	Amortization	Value
Less than five years	$47,700.0	$47,700.0	($47,700.0)	—

Five years	3,159.0	3,922.7	(1,089.0)	$2,833.7
Six years	44,058.0	44,058.0	(24,186.4)	19,871.6
Seven years	40,266.8	67,652.5	(22,218.1)	45,434.4

	$87,483.8	$115,633.2	(47,493.5)	(68,139.7

	$135,183.8	$163,333.2	($95,193.5)	$68,139.7

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
The breakdown of the gross carrying amounts of customer lists as of December 31, 2005 and 2006 and accumulated amortization and net book values as of December 31, 2006 is as follows (000’s):

		December 31, 2006
	December 31, 2005	Gross
	Gross Carrying	Carrying	Accumulated	Net Book
Estimated Useful Life	Value	Value	Amortization	Value
Less than five years	$181.0	$181.0	($106.8)	$74.2
Five years
Six years	7,508.0	7,508.0	(1,476.7)	6,031.3
Seven years	19,900.0	70,600.0	(8,668.2)	61,931.8
Ten years	20,000.0	20,000.0	(13,888.9)	6,111.1

	$47,589.0	$98,289.0	(24,140.6)	$74,148.4

•	We note that an independent third party valuation specialist determined the estimated useful lives for purchased technology. You further indicate that the Company’s final estimate of the useful lives considered other factors such as replacement rate of technology, expected remaining life of existing technology, and historical experience. It appears that similar considerations are used in determining the useful lives for your internally developed software. Considering you use similar factors in determining the useful life for both internally developed software and purchased technology, please explain why the useful life of your internally developed software differs so significantly for the purchased technology. Please describe the specific products included in your purchased technology that have a useful life of seven years and provide additional support to your conclusions that a seven year life was appropriate.

The dollar weighted average initial useful life of the acquired software product related developed technology (sold in the Company’s software business segment) is 5.5 years and of our acquired messaging delivery technology is 7 years. We have determined that the economic life of our internally developed software capitalized under FAS86 is 3 years.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
Acquired Software Product Technologies
In most instances the software product related technologies acquired were new to the Company and filled out gaps in our existing software product offerings. The Company believes that typically they reflect robust investments in technologies capable of successfully supporting businesses in newer technology fields. The Company further believes that these investments in newer technologies will generate meaningful incremental cash flows for a longer period than our internally developed software which to a large extent arises from incremental updates and upgrades to our existing software product offerings.
In the case of all material acquisitions we have engaged outside valuation experts to assist us in determining the valuation and life of acquired intangible assets. In evaluating the estimated useful life for various technologies, product management and engineering personnel were interviewed to determine the expectations as to the future yearly cash flows to be derived for the economic life of the purchased technology. In addition, Sybase management was interviewed to determine the expectations regarding how technologies were to be used or migrated within the Sybase product environment, and the assumptions made by management when determining the appropriate valuation of the acquired entity/assets. The cash flows were then subject to an appropriate discount rate, to determine the value of such intangibles.
Acquired Messaging Delivery Technologies
The recently acquired developed messaging delivery technology associated with the Company’s Mobile 365 acquisition is 7 years but is differentiated from the acquired software product related technology by the fact that this is internal operational technology used to run the messaging business and is not productized and sold externally. We believe the need to update technology for changes in the marketplace is greater in the case of productized software technology than in the case of the internal operational messaging technology. As such, we would expect the useful life of the developed internal operational technology associated with the Mobile 365 acquisition to be generally longer than that of the productized software technology mentioned in the first paragraph.
Internally Developed Software
The Company has determined that the economic life is 3 years with respect to amounts capitalized in accordance with FAS86. The Company’s internally developed capitalized software balances largely relate to our more mature business and product segments and the related useful lives demonstrate a consistency with similar companies in our industry. In general, the Company’s cycle for major releases relating to these products would be between two and four years.
Attached as Exhibit A to this letter is a breakdown of requested intangible assets by their useful lives.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
•	Similarly, please provide additional support to your customer lists for which you determined a useful life of seven and ten years was appropriate.

Customer lists include customer contracts and relationships as defined by FAS141. The Company determines the useful lives assigned to these intangibles based on their expected cash flows, the estimated life of the revenue streams and the period the Company expects to use or maintain the acquired intangible. In the case of evaluating the cash flows and revenues associated with customer lists the Company considered any underlying contractual term(s), the historical renewal or retention rates of existing customers largely associated with software maintenance revenues and the significance of underlying implementation and customization and the resulting cost barrier to replace the Company’s product with that of a competitor. The Company also considers its geographic market presence, the strength of competing products, and its market position.
Note Seven: Stockholders’ Equity, page 72
5 — We note your response to comment 10 where you indicated that the value of FFI was determined to be $31 million and $30 million at December 31, 2001 and 2002, respectively for a per share value of between $0.75 and $0.78. Similarly, you indicated that the value of iAS was $256 million at December 31, 2002 resulting in per share value of $1.75 per share. Considering you granted options under each of these plans during fiscal 2004, please tell us what the values of these businesses were at the time of such grants and whether there was any intrinsic value in the options granted at $0.78 under the FFI Plan and at $2.51 under the iAS Plan during this period.
The value of iAS was $199 million and $256 million at December 31, 2004 and 2003 respectively, indicating a per share value of between $1.03 and $1.83. There was no intrinsic value in the options granted during 2004 under the iAS Plan which all had a strike price of $2.51.
The value of FFI was $26.1 million and $27.4 million at December 31, 2004 and 2003 respectively, indicated a per share value of between $0.65 and $0.69. There was no intrinsic value in the options granted during 2004 under the FFI Plan which all had a strike price of $0.78.
Note Eight: Income Taxes, page 80
6 — We note your response to prior comment 11 where you indicate that a portion of the reserve for contingences relates to transfer pricing issues. Has the Company received any notifications from the IRS with regards to potential taxes due for transfer pricing matters? If so, please tell us the amount of such taxes and tell us whether considered including disclosures in your Form 1O-K with regards to such issue.
The Company has not received any notifications from the IRS with regards to potential taxes due relating to transfer pricing matters.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you have any questions regarding any of the Company’s responses.
/s/ Pieter Van der Vorst
Pieter Van der Vorst
Senior Vice President and CFO
Sybase, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY SYBASE, INC. 7/13/07
Note: The Company has requested confidential treatment under Rule 83 for the information redacted below.
EXHIBIT A [Redacted]